                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F       X      Form 40-F
                -----------            ----------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                No        X
          -----------        -----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                                                      [CNH LOGO]


                          NEWS RELEASE

                          For Immediate Release


                          Terms Set for CNH Rights Offering for Shareholders


            For more      Racine, Wisconsin July 3, 2000 - CNH Global (N:CNH)
information contact:      said today that, under its previously announced share
                          rights offering, shareholders of record as of June 30,
William B. Masterson      2000, would be eligible to purchase 1.2021154 shares
     01 262 636 5793      for every one share of common stock that they own at a
                          price of $10.9444 per share. The subscription period for the offering commences on July 3, 2000 and concludes on August 4, 2000.

                          The rights offering price was determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH stock on the New York Stock Exchange for the 20 trading days preceding June 30, 2000. The number of shares eligible for purchase was determined from a ratio that enables shareholders to maintain their ownership position relative to Fiat, CNH's largest shareholder, following the previously announced conversion of Fiat's $1.4 billion advance to capital into shares of CNH Global common stock, which occurred on June 30, 2000. Fiat has agreed not to purchase additional shares through this rights offering.

                          The rights are issued to shareholders as of the June 30 record date and are non-transferable. Any unexercised rights will expire as of 5 p.m. (U.S. EDT) on August 4, 2000.

                          With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth-moving equipment), New Holland, O&K and Steyr.

                          A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor any offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                          Taylor Rafferty is acting as information agent for the rights offering. They can be contacted at cnh@Taylor-Rafferty.com; at 205 Lexington Avenue, New York, NY, 10016, (212) 889-4350; or at 21 New Fetter
                          Lane, London, England, EC4A 1AE, +44 (0) 20-7936-0400.






 . Page 3

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                     CNH Global N.V.



                                     By: /s/ Kevin J. Hallagan
                                        --------------------------------------
                                             Kevin J. Hallagan
                                             Vice President, Associate General
                                             Counsel and Assistant Secretary


July 6, 2000